                                                FILED PURSUANT TO RULE 424(B)(5)
                                                           FILE NUMBER 333-39275

PROSPECTUS SUPPLEMENT
(To Prospectus Dated November 12, 1997)

                                 --------------

                                   $7,000,000
                                  CYGNUS, INC.
                                  Common Stock

                                 --------------


     Cygnus, Inc. is selling shares of common stock that will yield gross proceeds to us of up to $7,000,000. The shares are being sold by Cygnus to Cripple Creek Securities, LLC in accordance with a Structured Equity Line Flexible Financing-SM-Agreement, as amended.

     The number of shares sold, purchase price and total proceeds to Cygnus will be set forth in the Pricing Supplement to this Prospectus Supplement.

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE S-6.

     Cripple Creek has advised Cygnus that it anticipates that the shares will be sold from time to time primarily in transactions (which may include block transactions) on the Nasdaq National Market at the market price prevailing at the time of sale. Sales may also be made in negotiated transactions with institutional investors or otherwise.

     Cripple Creek is an "underwriter" as defined in the Securities Act of 1933 in connection with the sale of the shares. Any broker-dealers or agents that participate with Cripple Creek in selling the shares may be deemed to be "underwriters." Any commission received by such broker-dealers or agents and any profit on resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.

     The common stock is listed on the Nasdaq National Market under the symbol "CYGN." On October 3, 2000, the last reported sale price of the common stock on the Nasdaq National Market was $9.5625 per share.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           The date of this Prospectus Supplement is October 4, 2000.

                                TABLE OF CONTENTS

                              PROSPECTUS SUPPLEMENT

                                                                            PAGE

Special Note Regarding Forward-Looking Statements............................S-1
Important Information Incorporated by Reference..............................S-2
Our Company..................................................................S-3
Risk Factors.................................................................S-7
Use of Proceeds.............................................................S-13
Equity Line.................................................................S-14
Plan of Distribution........................................................S-15
Legal Matters...............................................................S-16

                                   PROSPECTUS


Available Information .........................................................2
Incorporation of Certain Documents by Reference................................3
The Company....................................................................4
Recent Developments............................................................4
Risk Factors...................................................................5
Use of Proceeds................................................................5
Ratio of Earnings to Fixed Charges.............................................5
Description of Capital Stock...................................................5
Plan of Distribution..........................................................25
Legal Opinions................................................................26
Experts.......................................................................26

                                       -i-

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements under "Our Company" and "Risk Factors" and elsewhere in this prospectus supplement and prospectus, including in the documents incorporated by reference, are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, expectations, intentions and assumptions and other statements contained in this prospectus supplement and prospectus, including in the documents incorporated by reference, that are not statements of historical fact. Forward-looking statements include, but are not limited to, statements about:

-  our ability to secure FDA approval;

-  plans for manufacturing and commercial scale-up of the GlucoWatch monitor;

-  plans for commercialization alliances;

-  our ability to achieve market acceptance of the GlucoWatch monitor; and

- plans for enhancements and possible manufacturing changes through the premarket approval supplement process.

     In some cases, you can identify these statements by words such as "may," "will," "should," "estimates," "predicts," "potential," "continue," "strategy," "believes," "anticipates," "plans," "expects," "intends" and similar expressions. We cannot guarantee future results, levels of activity, performance or achievements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a discrepancy include those discussed in "Risk Factors" and elsewhere in this prospectus supplement and prospectus, including in the documents incorporated by reference. You should rely only on the information contained in this prospectus supplement and prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus supplement and prospectus. This prospectus supplement and prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement and prospectus is current only as of its date, regardless of the time of its delivery or any sale of these securities.

                 IMPORTANT INFORMATION INCORPORATED BY REFERENCE

     THE SECURITIES AND EXCHANGE COMMISSION ALLOWS CYGNUS TO "INCORPORATE BY REFERENCE" THE INFORMATION WE FILE WITH THEM, WHICH MEANS THAT WE CAN DISCLOSE IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT US TO YOU THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS BY REFERRING YOU TO THOSE DOCUMENTS.

     The information incorporated by reference is considered to be part of this document. Information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any filing we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 following the date of this prospectus supplement:

1. Annual Report on Form 10-K of Cygnus for the fiscal year ended December 31, 1999;

2. Quarterly Report on Form 10-Q of Cygnus for the fiscal quarter ended June 30, 2000; and

3. The description of common stock contained in Cygnus' registration statement on Form 8-A.

     YOU MAY REQUEST A COPY OF THESE FILINGS, AT NO COST, BY WRITING OR TELEPHONING US AT THE FOLLOWING ADDRESS:

     CYGNUS, INC.
     400 PENOBSCOT DRIVE
     REDWOOD CITY, CALIFORNIA 94063

     ATTENTION: SECRETARY

     TELEPHONE REQUESTS MAY BE DIRECTED TO: (650) 369-4300

                                   OUR COMPANY

     We develop and manufacture diagnostic medical devices, utilizing proprietary technologies to satisfy unmet medical needs cost effectively. In 1999, we sold substantially all of our drug delivery business to Ortho-McNeil Pharmaceutical, Inc. and chose to focus on diagnostic medical devices, the first of which is our GlucoWatch system. The GlucoWatch system is a frequent, automatic and non-invasive glucose monitoring device intended for detecting trends and tracking patterns of glucose levels in adults, 18 years and older, who have diabetes. Our GlucoWatch system, with its durable biographer and consumable AutoSensor, represents a potential advance in glucose monitoring technology, as compared to the currently prevailing "finger stick" blood monitoring methods. The GlucoWatch system is designed to measure glucose frequently, automatically and non-invasively through the ease and convenience of a device worn like a wristwatch. The device is intended for use at home and in healthcare facilities to supplement, not replace, information obtained from standard blood glucose monitoring devices.

     In mid-1998 we established product specifications and manufacturing processes for the GlucoWatch system that the United States Food and Drug Administration, or FDA, is currently reviewing. Since that time, we have developed, and continue to develop, a number of enhancements to the GlucoWatch system and our manufacturing processes. We will submit some of these product and manufacturing enhancements to the FDA in the form of one or more supplements to our existing premarket approval, or PMA, application shortly after PMA approval, assuming the FDA approves our existing PMA. Future supplements could include enhancements to product performance, user convenience, and manufacturing capacity, and decreases in manufacturing costs. We are in the early developmental stages for a future telemetric product that allows both a greater flexibility in the location of the glucose extraction component and a new form of the monitor that stores and displays glucose data. There have been no sales of our glucose monitoring systems to date.

     On December 6, 1999, we received a unanimous recommendation for approval of our PMA for the GlucoWatch system from the FDA's Clinical Chemistry and Clinical Toxicology Devises Panel of the Medical Devices Advisory Committee, subject to certain conditions. In May 2000 we received an approvable letter from the FDA for our GlucoWatch biographer. An approvable letter means that the FDA has reviewed our PMA application, as well as its own Advisory Committee's report and recommendation, and believes it will approve the application, pending specific final conditions. The FDA's conditions relate to manufacturing, final printed labeling materials, and post-market evaluations of aspects of product performance.

     Assuming FDA approval, we anticipate introducing the GlucoWatch biographer initially on a limited basis to a small number of patients selected by designated physicians. We also expect to begin clinical trials with adolescents and children. In addition, we plan to initiate professional education programs to introduce our technology to physicians and other diabetes healthcare professionals. Concurrently, before we can make the GlucoWatch biographer broadly available, we must qualify and validate, then submit to the FDA for approval, our large-scale production equipment and facility. For products in the GlucoWatch's category, it is common to seek approval for commercial-scale manufacturing after a PMA application is approved.

     In December 1999, we also received a CE Certificate for the GlucoWatch system, indicating that the product has met the essential requirements and other criteria of the European Community Directive 93/42/ECC, Annex V,
Section 3.2. The CE Certificate is required for selling products in the European Community. In June 2000, we created Cygnus (UK) Limited, a wholly-owned subsidiary of Cygnus, Inc., in the United Kingdom to facilitate commercializing the GlucoWatch system in the United Kingdom. We are currently exploring strategic alternatives for commercializing the GlucoWatch system in other countries in Europe.

     We have entered into several agreements in order to be prepared to commercialize our GlucoWatch system, in the event that the system receives FDA approval. These agreements include:

     - a patent license agreement with The Regents of the University of California;

     - supply agreements with E.I. du Pont de Nemours and Company, Key Tronic Corporation and Hydrogel Design Systems, Inc. relating to materials for our GlucoWatch system; and

     - contract manufacturing agreements with Contract Manufacturing, Inc. for the consumable autosensor and with Sanmina Corporation, the manufacturer of the durable GlucoWatch biographer.

     On August 25, 2000, we signed a Warehouse Distribution Contract with Livingston Healthcare Services, Inc to provide outsource logistics services in the United States for our GlucoWatch system. The agreement covers receiving, storage, customer service, technical support and shipment. However, we are still solely responsible for the procurement, marketing and sales of the GlucoWatch system. The term of the agreement is for five years, but we may terminate the agreement before then with an early-termination payment.

     OUR  FREQUENT, AUTOMATIC AND NON-INVASIVE GLUCOSE MONITORING SYSTEMS.

     MARKET OPPORTUNITY

     People with diabetes measure blood glucose levels to adjust their diet, medication and insulin use to better control their glucose levels in order to prevent diabetes-related complications. Currently, to measure their glucose levels, people with diabetes must prick their fingers, draw blood and place a drop of blood on a glucose reagent strip inserted in an instrument that provides a glucose reading. Each day of testing can involve numerous sticks and the complete procedure can be not only painful but disruptive to daily life. As a result of this pain and disruption, most people with diabetes monitor their blood glucose levels less than twice per day, instead of the recommended four to seven times per day. Even at the recommended level of testing, the market for products for self-monitoring of glucose levels by people with diabetes is quite substantial.

     Worldwide sales of products for the self-monitoring of blood glucose levels were approximately $2.5 billion in 1997. Approximately 80% to 90% of the sales were related to disposable glucose reagent strips for finger stick monitoring (Boston Biomedical Consultants, Inc.). In the U.S., a majority of glucose level testing is conducted by a relatively small segment of people with diabetes; for example, of these people, just 19% (about 1.6 million) account for 52% of the tests performed. The number of people diagnosed with diabetes has been growing and is expected to continue to grow due to the aging of the population, changes in diagnostic standards and new diagnostic technologies. Specifically, the diagnostic standards in the U.S. have been changed such that a fasting plasma glucose value of greater than or equal to 126 mg/dL now indicates a diagnosis of diabetes, whereas such diagnosis previously required a value of greater than or equal to 140 mg/dL. Diabetes can lead to severe complications over time, including blindness, loss of kidney function and peripheralneuropathy, causing circulation problems to the arms and legs, pain and potential amputation. The American Diabetes Association (ADA) estimated that the complications arising from diabetes cost the U.S. healthcare system in excess of $45 billion in 1992. These complications are largely a consequence of years of poor management of glucose levels by people with diabetes. Results of the Diabetes Control and Complication Trial, a major clinical trial sponsored by the National Institutes of Health and published in 1993, showed that more frequently monitored blood glucose levels and rigid adherence to a program of diet, exercise and insulin injections could prevent or significantly delay the onset of many of the long-term complications of diabetes.

     THE GLUCOWATCH-REGISTERED TRADEMARK- SYSTEM.

     We believe that there is an unmet need for automatic, frequent and non-invasive glucose monitoring. In an effort to address this unmet need, we have developed the GlucoWatch biographer, which is worn like a wristwatch and, after calibrating each new AutoSensor with a standard blood glucose monitor, automatically extracts and measures glucose levels through intact skin approximately every twenty minutes. The durable GlucoWatch biographer displays and stores current and past glucose levels and trend data. The extracted glucose is collected in a consumable AutoSensor attached to the back of the device and replaced after twelve hours of readings. The GlucoWatch system offers, in a portable and discreet device, features not available in currently marketed devices. These features include frequent data collection, electronic memory to store and display glucose levels, alerts indicating hypoglycemic and hyperglycemic conditions and event markers that record factors that affect glucose levels. The GlucoWatch biographer is designed to be worn day and/or night for glucose monitoring, and is expected to reduce significant drawbacks of the finger stick technique, such as the pain of repetitive sticking and the disruption of normal activities caused by cumbersome procedures. We believe that the GlucoWatch system can provide additional information that can help people with diabetes understand fluctuations in their glucose levels.

     Specifically, our GlucoWatch system extracts glucose molecules through intact skin utilizing a patented sampling process called electroosmosis (or "reverse iontophoresis"). The glucose is extracted from interstitial fluid, not blood, and is collected and measured by the consumable AutoSensor, which includes an enzyme-containing hydrogel and electrodes for electro-osmotic extraction and biosensing. The glucose collected in the AutoSensor triggers an electro-chemical reaction in the AutoSensor, generating electrons. The biosensor measures the electrons and an application-specific integrated circuit ("ASIC") in the GlucoWatch system equates the number of electrons to a concentration of blood glucose. The GlucoWatch system automatically measures glucose levels at twenty-minute intervals, and displays the most recent readings and trends at the push of a button. Its electronic memory capabilities permit the retrieval of past data, allowing longer-term trend analysis. Additionally, we are developing future generation glucose monitoring products, as well as enhancements to the GlucoWatch system. Such enhancements include, but are not limited to, features for increased user convenience such as a shorter warm-up period, extension of the AutoSensor measurement duration beyond twelve hours, an increase in the number of glucose measurements per hour, addition of a delayed start feature, and personal computer linkages for downloading data, as well as various cost reductions in the manufacturing process. We are also considering other enhancements.

                                  RISK FACTORS

     IN DETERMINING WHETHER TO INVEST IN THE COMMON STOCK, YOU SHOULD CAREFULLY CONSIDER THE INFORMATION BELOW IN ADDITION TO ALL OTHER INFORMATION PROVIDED TO YOU IN THIS PROSPECTUS, INCLUDING THE INFORMATION INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

     WE MAY NOT RECEIVE REGULATORY APPROVAL ON OUR PRODUCTS FROM THE FDA AND/OR FOREIGN AGENCIES.

     Although in May 2000 we received an approvable letter from the FDA for our GlucoWatch biographer, there can be no assurance that we can meet the pending specific final conditions or, if we can, that the FDA will approve the product. Furthermore, as we seek regulatory approval for enhancements and possible manufacturing changes to the GlucoWatch system through the PMA supplement process, there can be no assurance that these supplements will be approved or that we will not need to file one or more new PMAs. The timing for approval of PMA supplements could substantially delay introduction of product enhancements and our ability to cost-effectively manufacture large quantities of AutoSensors. Regulatory requirements and procedures also vary on a country-by-country basis, and we may not be able to obtain regulatory approval in foreign countries. Furthermore, even if the GlucoWatch system is successfully developed, its commercial success will depend on its market acceptance.

     OUR PRODUCT PIPELINE IS SEVERELY LIMITED.

     With the sale of substantially all of our drug delivery business segment assets to Ortho-McNeil Pharmaceutical, Inc. and the termination of our remaining drug delivery projects, we are now exclusively focused on diagnostic medical devices, initially on a line of frequent, automatic and non-invasive glucose monitoring devices. There is an inherent risk in not having a broad base of products in development, and we cannot assure you that we will be successful with this narrow, nondiversified line of products.

     WE DO NOT HAVE MEDICAL DEVICE MARKETING, DISTRIBUTION, MANUFACTURING OR SALES EXPERIENCE.

     Even if we receive the necessary regulatory approvals for the GlucoWatch system, we may have unforeseen problems in product manufacturing, commercial scale-up, marketing or product distribution. We do not have any experience marketing, distributing, manufacturing or selling medical device products. To successfully market, distribute, manufacture and sell the GlucoWatch system and our other glucose monitoring products under development, we must either develop these capabilities or enter into arrangements with third parties. We cannot assure you that we will successfully implement either course of action. If we maintain our own capabilities, we will compete with other companies that have experienced and well-funded operations. If we enter into arrangements with third parties, any revenues we receive will depend on the third party, and we will likely have to pay a sales commission or similar amount to the third party. If we are unable to make satisfactory arrangements, we may be unable to successfully commercialize our products after FDA approval or may experience delays in commercialization.

     WE MAY NOT BE ABLE TO ENTER INTO AGREEMENTS NECESSARY FOR COMMERCIALIZATION OF OUR PRODUCTS.

     One of our priorities is to establish one or more alliances to secure commercialization functions, such as distribution, sales and customer service, for the GlucoWatch system in North America, Europe and elsewhere in the world. We currently have a collaboration agreement relating to Japan and have recently entered into a distribution agreement for the U.S. We are continuing discussions for commercialization alliances with companies ranging from international companies that would provide commercialization functions worldwide to companies that focus on specific geographies or commercialization functions. However, we may not obtain a worldwide commercialization partner, if we ever do, until well after our large-scale manufacturing process is approved by the FDA. Any commercialization partners we do find may, for competitive reasons, support, directly or indirectly, a company or product that competes with our product. Furthermore, any dispute with a commercialization partner might require us to initiate or defend against expensive litigation or arbitration proceedings. If a third party terminates an arrangement, cannot fund or otherwise satisfy its obligations under its arrangements, or disputes or breaches a significant contractual commitment, then we would likely be required to seek an alternative third party. If we were unable to find a replacement partner, we might not be able to perform or fund the partner's activities. Even if we were able to perform and fund these activities, our capital requirements could increase substantially.

     THIRD PARTIES MAY NOT REIMBURSE THE COSTS OF OUR GLUCOWATCH SYSTEM.

     Successful commercialization of our products may depend in part on the availability of reimbursement from third-party healthcare payers, such as private insurance plans and the government. We plan to conduct outcome studies for reimbursement; however, there can be no assurance that such reimbursement will be available or in what time frame. Third-party payers are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new therapeutic and diagnostic products. There can be no assurance that adequate levels of reimbursement will be available to enable us to achieve market acceptance of the GlucoWatch system or other new products under development or to maintain price levels sufficient to realize an appropriate return on our investment. In both the U.S. and foreign countries, the period of time needed to obtain such reimbursement can be lengthy. We may delay the launch of our products in some countries until eligibility for reimbursement is established. This delay could potentially harm our business, financial condition and results of operations.

     WE CANNOT PREDICT THE MARKET ACCEPTANCE OF OUR GLUCOWATCH SYSTEM.

     We are focusing our efforts predominantly on a line of frequent, automatic, and non-invasive glucose monitoring devices. We cannot predict market acceptance or penetration of our products, given that they are different from any glucose diagnostic products currently on the market. There is a risk in introducing a very new type of product in a market of established finger stick glucose monitors, and we cannot assure you that our products will be accepted or to what degree. Additionally, some of our competitors have announced, and others may be developing, new glucose monitoring devices that are frequent, automatic, and non-invasive (or minimally invasive, semi-invasive or less-invasive). We cannot predict what impact the introduction of competing products will have on our market sales. Furthermore, market acceptance is also influenced by the level of reimbursement, if any.

     WE FACE INTENSE COMPETITION.

     The medical device industry in general, and the market in which we expect to offer the GlucoWatch system in particular, is intensely competitive. Even if we successfully develop, gain FDA approval for and manufacture the GlucoWatch system, we will compete with other providers of personal glucose monitors. A number of our competitors are currently marketing traditional finger stick glucose monitors. These monitors are widely accepted in the healthcare industry and have long histories of acceptable accuracy and effective use. Furthermore, a number of companies have announced that they are developing products that permit less-painful or painless, as well as continual or continuous, glucose monitoring. Accordingly, we expect competition to increase. Many of our competitors have substantially greater resources than we do and have greater name recognition and lengthier operating histories in the healthcare industry. We cannot assure you that we will be able to compete effectively against our competitors. Additionally, we cannot assure you that the GlucoWatch system or our other enhanced products under development will replace any currently used devices or systems. Our competitors may also develop and commercialize, even before we commercialize the GlucoWatch system or our other enhanced products under development, devices and technologies that permit more efficient and less expensive glucose monitoring devices. Pharmaceutical or other healthcare companies may also develop therapeutic drugs, treatments or other products that will substantially reduce the prevalence of diabetes or otherwise render our products obsolete.

     WE DEPEND ON PROPRIETARY TECHNOLOGY.

     Our success depends in large part on our ability to obtain patent protection for our products, preserve our trade secrets and operate without infringing upon the proprietary rights of others, both in the U.S. and abroad. Currently, patent applications in the U.S. are maintained in secrecy until issuance, and publication of discoveries in the scientific or patent literature tends to lag behind actual discovery by several months. Thus, we cannot be certain that we were the first to file patent applications on our inventions or that we will not infringe upon third-party patents. We cannot assure you that any patents will issue or will be upheld with respect to any of our patent applications or that any patents will provide competitive advantages for our products or will not be challenged or circumvented by our competitors. We also rely on trade secrets and proprietary know-how that we seek to protect, in part, by confidentiality agreements with our suppliers, employees and consultants. We cannot assure you that these agreements will not be breached, that we would have adequate remedies for any breach or that our trade secrets will not otherwise become known or be independently developed by our competitors. Any litigation, in the U.S. or abroad, as well as foreign opposition and/or domestic interference proceedings, could result in substantial expense to us and significant diversion of effort by our technical and management personnel. We may resort to litigation to enforce our patents or protect trade secrets or know-how, as well as to defend against infringement charges. A negative determination in such proceedings could subject us to significant liabilities or require us to seek licenses from third parties. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, we cannot assure you that necessary licenses would be available to us on satisfactory terms, if at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling certain of our products, and could severely harm our business.

     WE DEPEND ON THIRD-PARTY SUPPLIERS FOR KEY COMPONENTS OF OUR GLUCOWATCH SYSTEM.

     The GlucoWatch system is manufactured from components purchased from outside suppliers, most of which are our single source for such components. In the event that we are unable, for whatever reason, to obtain these components from our suppliers or that the components obtained from these suppliers do not pass quality standards, we will be required to obtain the components from alternative suppliers. Additionally, we cannot assure you that, in the event a current supplier were unable to meet our component requirements, we would be able to rapidly find another supplier of the particular component or that the alternate supply would be at the same price or have the same lead time. Any interruption in the supply of the GlucoWatch system components or the pricing of these components could severely harm our business.

     WE MAY NEED ADDITIONAL FINANCING AND IT MAY NOT BE AVAILABLE.

     In order to continue to develop our diagnostic products, we will require substantial resources to conduct research and development and clinical trials necessary to bring our products to market and to establish production and marketing capabilities. We may seek additional funding through public or private financings, including debt or equity financings. We may also seek other arrangements, including collaborative arrangements. Any additional equity financings may dilute the holdings of current stockholders. Debt financing, if available, may restrict our ability to issue dividends in the future and take other actions. We may not be able to obtain adequate funds when we need them from financial markets or arrangements with commercialization partners or other sources. Even if funds are available, they may not be on acceptable terms. If we cannot obtain sufficient additional funds, we may have to delay, scale back or eliminate some or all of our research and product development programs or license or sell products or technologies that we would otherwise seek to develop ourselves. We believe that our existing cash, cash equivalents and investments, plus cash from revenues, other fundings (such as financings or potential product funding collaborations), and earnings from investments, will suffice to meet our operating expenses, debt servicing and repayments, and capital expenditure requirements at least for the next twelve months. The amounts and timing of future expenditures will depend on progress of ongoing research and development, results of clinical trials, rates at which operating losses are incurred, executing possible commercialization agreements, developing our products, manufacturing of the GlucoWatch system, the FDA regulatory process, and other factors, many of which are beyond our control.

     WE ARE HIGHLY LEVERAGED AND MAY BE UNABLE TO SERVICE OUR DEBT.

     As of June 30, 2000, we had indebtedness of approximately $46.2 million. The degree to which we are leveraged could limit our ability to obtain financing for working capital, commercialization of products or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt service obligations depends upon our future performance, which will depend upon financial, business and other factors, many of which are beyond our control. Although we believe our cash flows will be adequate to meet our interest payments, we cannot assure you that we will continue to generate cash flows in the future sufficient to cover our fixed charges or to permit us to satisfy any redemption obligations pursuant to our indebtedness. If we cannot generate cash flows in the future sufficient to cover our fixed charges or to permit us to satisfy any redemption obligations pursuant to our indebtedness, and we cannot borrow sufficient funds either under our credit facilities or from other sources, we may need to refinance all or a portion of our existing debt, sell all or a portion of our assets, or sell equity securities. There is no assurance that we could successfully complete any of these courses of action. In the event of insolvency, bankruptcy, liquidation, reorganization, dissolution or winding-up of our business or upon default or acceleration relating to our debt obligations, our assets will first be available to pay the amounts due under our debt obligations. Holders of common stock would only receive the assets remaining, if any, after payment of all indebtedness and preferred stock, if any.

     WE HAVE INCURRED SUBSTANTIAL LOSSES, HAVE A HISTORY OF OPERATING LOSSES, HAVE AN ACCUMULATED DEFICIT AND EXPECT CONTINUED OPERATING LOSSES.

     We reported a net loss from continuing operations of $12.4 million for the six months ended June 30, 2000 and have experienced annual operating losses since our inception. We expect to continue to incur operating losses at least until we have significant sales, if we ever do, of the GlucoWatch system. We cannot assure you that we will generate significant revenues or achieve profitability. We do not have experience in manufacturing, marketing or selling our medical device products. Our future development efforts may not result in commercially viable products. We may fail in our efforts to introduce our products or to obtain required regulatory clearances. Our products may never gain market acceptance, and we may never generate revenues or achieve profitability. Our revenues to date have been derived primarily from product development and licensing fees related to our products under development and manufacturing and royalty revenues from our discontinued operations, including Nicotrol-Registered Trademark- (Pharmacia AB, Stockholm, Sweden) nicotine patch and the Fempatch-Registered Trademark- (Warner-Lambert Co., Morris Plains, New Jersey) system. As a result of the sale of our drug delivery business in December 1999, we will no longer receive manufacturing revenue or royalty payments from the Nicotrol patch or the Fempatch system. If we obtain regulatory approvals, we expect to significantly increase our level of expenditures for sales, marketing and general and administrative activities in connection with product commercialization, and these expenditures will precede commercial revenues, if any.

     WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS.

     The design, development, manufacture and use of our medical products involve an inherent risk of product liability claims and associated adverse publicity. Producers of medical products may face substantial liability for damages in the event of product failure or allegations that the product caused harm. We currently maintain product liability insurance, but it is expensive and difficult to obtain and may not be available in the future on acceptable terms. We

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

cannot assure you that we will not be subject to product liability claims, that our current insurance will cover any claims, or that adequate insurance will continue to be available on acceptable terms in the future. In the event we are held liable for damages in excess of the limits of our insurance coverage, or if any claim or product recall creates significant adverse publicity, our business could be severely harmed.

     WE MAY NOT BE ABLE TO RETAIN OR HIRE KEY PERSONNEL.

     Our ability to operate successfully and manage our potential future growth significantly depends upon retaining key scientific, technical, sales, marketing, managerial and financial personnel, and attracting and retaining additional highly qualified scientific, technical, sales, marketing, managerial and financial personnel. We face intense competition for qualified personnel in these areas, and we cannot assure you that we will be able to attract and retain qualified personnel. The loss of key personnel or our inability to hire and retain additional qualified personnel in the future could severely harm our business.

     OUR STOCK PRICE IS VOLATILE.

     The trading price of our common stock fluctuates substantially in response to factors such as, but not limited to:

     - announcements by us or our competitors of results of regulatory approval filings or clinical trials or testing;

     -    developments or disputes governing proprietary rights;

     -    technological innovations or new commercial products;

     -    government regulatory action;

     -    general conditions in the medical technology industry;

     -    changes in securities analysts' recommendations; or

     -    other events or factors, many of which are beyond our control.

     In addition, the stock market in general has experienced extreme price and volume fluctuations in recent years and even in recent months that have particularly affected the market prices of many medical technology companies, unrelated to the operating performance of these companies. Fluctuations or decreases in the trading price of our common stock may adversely affect the market for our common stock. In the past, following periods of volatility in the market price for a company's securities, securities class action litigation often has been instituted. Such litigation could result in substantial costs and a diversion of management attention and resources, which could severely harm our business.

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     OUR RESTATED CERTIFICATE OF INCORPORATION AND OUR BYLAWS HAVE ANTI-TAKEOVER
PROVISIONS.

     Our Restated Certificate of Incorporation and our Bylaws contain several provisions that may make the acquisition of control of Cygnus more difficult or expensive. The Certificate of Incorporation and the Bylaws, among other things:

     - provide that directors may be removed only for cause and only upon the affirmative vote of the holders of at least a majority of the outstanding shares of voting stock entitled to vote for such directors;

     - permit the remaining directors (but not the stockholders, unless the directors so resolve) to fill vacancies and newly created directorships on the Board;

     -    eliminate the ability of stockholders to act by written consent; and

     - require the vote of stockholders holding at least 66 2/3 % of the outstanding shares of voting stock to amend, alter or repeal the Bylaws and certain provisions of the Restated Certificate of Incorporation, including the provisions described above.

These provisions may make the removal of incumbent directors more difficult and time consuming and may have the effect of discouraging a tender offer or other takeover attempt not previously approved by the Board of Directors. Under our Restated Certificate of Incorporation, the Board of Directors also has the authority to issue shares of Preferred Stock in one or more series and to fix the powers, preferences and rights of any such series without stockholder approval. The Board of Directors could, therefore, issue, without stockholder approval, Preferred Stock with voting and other rights that could adversely affect the voting power of the holders of common stock and could make it more difficult for a third party to gain control of Cygnus. In addition, we have adopted a Stockholder Rights Plan which, under certain circumstances, would significantly dilute the equity interest of persons seeking to acquire control over us without the prior approval of the Board of Directors.

     WE DO NOT PAY DIVIDENDS.

     We have never declared or paid cash dividends on our common stock. Our current bank term loan agreement precludes us from paying dividends to stockholders. We currently intend to retain any earnings for use in our business and therefore do not anticipate paying any dividends in the future.

                                 USE OF PROCEEDS

     The total proceeds to us from this offering will be set forth in the Pricing Supplement to this Prospectus Supplement. The net proceeds of this offering will be used for working capital and general corporate purposes.

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                                   EQUITY LINE

     Cygnus and Cripple Creek entered into the Structured Equity Line Flexible Financing Agreement, dated as of June 30, 1999. Cygnus and Cripple Creek subsequently amended the Equity Line Agreement with Amendment No. 1 dated September 29, 1999, Amendment No. 2 dated March 27, 2000, and Amendment No. 3 dated May 9, 2000. The shares covered by this prospectus supplement are being issued under this amended Equity Line Agreement.

     Under the Equity Line Agreement, as amended, subject to the satisfaction of conditions, Cygnus may require Cripple Creek to purchase shares of common stock over a period of 48 months from June 30, 1999, for an aggregate purchase price of up to $60 million. Cygnus has also agreed to issue to Cripple Creek warrants to purchase 10,000 shares for every $1,000,000 in gross proceeds from the sale of common stock under the Equity Line Agreement. The warrants will be issued after the end of each calendar year. The warrants are exercisable for 5 years from the date they are issued at an exercise price equal to the weighted average price at which shares were sold during the preceding calendar year.

     Under the Equity Line Agreement, as amended, Cygnus, at our sole option and discretion, subject to the satisfaction of conditions and limitations, can require Cripple Creek to purchase shares of common stock for an aggregate purchase price of up to $4.0 million, and Cripple Creek, subject to our approval, can require us to sell Cripple Creek additional common stock for an aggregate purchase price of up to $3.0 million. Cripple Creek may satisfy these obligations by purchasing up to 5% more or less than the total aggregate dollar amount of these obligations. Three (3) trading days prior to the beginning of each monthly investment period, we are required to notify Cripple Creek of the dollar amount of common stock required to be purchased by Cripple Creek, if any, during the monthly investment period. The purchase price per share for each monthly investment period will equal the average of the two lowest daily value-weighted average prices of the common stock during the six trading days immediately preceding the date of each notice sent to Cygnus by Cripple Creek specifying a dollar amount of shares.

                              PLAN OF DISTRIBUTION

     Cripple Creek may, from time to time, sell all or a portion of the shares:

     - on the Nasdaq National Market, or such other exchange on which the common stock may from time to time be trading;

     -    in privately negotiated transactions or otherwise;

     -    at fixed prices that may be changed;

     -    at market prices prevailing at the time of sale; or

     -    at prices related to such market prices or at negotiated prices.

     The shares may be sold by Cripple Creek by one or more of the following methods, without limitation:

     - block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     -    purchases by a broker or dealer as principal;

     - an exchange distribution in accordance with the rules of such exchange;

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers; privately negotiated transactions;

     -    short sales; and

     -    a combination of any of the above methods of sale.

     In effecting sales, brokers and dealers engaged by Cripple Creek may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from Cripple Creek, or, if any broker-dealer acts as agent for the purchaser of the shares, from the purchaser, in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with Cripple Creek to sell a specified number of shares at a stipulated price per share. To the extent a broker-dealer is unable to sell a specified number of shares acting as agent for Cripple Creek, it will purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to Cripple Creek. Broker-dealers who acquire shares as principal may resell the shares from time to time in transactions which may involve block transactions of the nature described above, in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. In connection with resales, broker-dealers may pay to or receive from the purchasers of the shares commissions as described above. Cripple Creek may also sell the shares in accordance with Rule 144 under the Securities Act, rather than under this prospectus.

     Cripple Creek is an "underwriter" as defined in the Securities Act of 1933 in connection with the sale of the shares offered by this prospectus. Any broker-dealers or agents that participate with Cripple Creek in sales of the shares may be considered to be "underwriters" within the meaning of the Securities Act in connection with sales in which they participate. If any broker-dealers or agents are considered to be "underwriters," then any commissions they receive and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act.

     From time to time Cripple Creek may engage in short sales, short sales against the box, puts and calls and other transactions in Cygnus' common stock, and may sell and deliver the shares in connection with these transactions or to settle securities loans. If Cripple Creek engages in such transactions, the price of our common stock may be affected. Under the equity line, Cripple Creek may not make any sales with the intention of reducing the price of our common stock. From time to time Cripple Creek may pledge its shares pursuant to the margin provisions of its agreements with its brokers. Upon a default by Cripple Creek, the broker may offer and sell the pledged shares from time to time.

     Cripple Creek and any other persons participating in the sale or distribution of the shares will be subject to the Securities Exchange Act of 1934 and the related rules and regulations, including Regulation M, to the extent it applies. The Exchange Act and related rules may limit the timing of purchases and sales of any of the shares by Cripple Creek or any other such person which may affect the marketability of the shares. Cripple Creek also must comply with the applicable prospectus delivery requirements under the Securities Act in connection with the sale or distribution of the shares.

     We are required to pay certain fees and expenses incident to the registration of the shares.

     We have agreed to indemnify in certain circumstances Cripple Creek against certain liabilities, including liabilities under the Securities Act. Cripple Creek has agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act.

     We have agreed to use our best efforts to keep the registration statement, of which this prospectus supplement and prospectus is a part, effective until the shares may be or have been sold under Rule 144(k) of the Securities Act.

                                  LEGAL MATTERS

     Certain legal matters with respect to the validity of the common stock offered hereby have been passed upon for Cygnus by Pillsbury Madison & Sutro LLP, San Francisco, California.

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